Confidential Treatment Requested by Sunrise Senior Living, Inc.
May 20, 2008
VIA Edgar Correspondence
Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

RE:	Sunrise Senior Living, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 24, 2008
Dear Mr. Spirgel:
This letter sets forth our responses to the comments in your letter dated May 6, 2008.
We hereby request that the Securities and Exchange Commission afford confidential treatment, pursuant to the provisions of Rule 83, of the portions of this letter indicated by [***].
Form 10-K for the Year Ended December 31, 2006
Item 1A. Risk Factors, page 30
We have identified material weaknesses in our internal control...page 32
1.	Disclose the costs to date spent on addressing your control deficiencies and your efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

Sunrise Response:

We have not specifically tracked the internal and external costs associated with addressing our control deficiencies and efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002. We have disclosed that the total costs incurred in 2006 for legal and accounting fees related to the Accounting Restatement were $3 million. We have also disclosed that the total fees paid in 2007 relating to the Accounting Restatement, the Special Independent Committee inquiry, the SEC investigation and responding to various shareholder actions was $42 million. Certain of the internal and external costs associated with addressing our control deficiencies and efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 are a component of that total. In our Form 10-K for 2007, which we currently anticipate filing by July 31, 2008, we will update our disclosure.

Confidential Treatment Requested by Sunrise Senior Living, Inc.
Our potential indemnification obligations and limitations of our director and officer liability insurance may have a material adverse effect...page 34
2.	Clarify whether your indemnification obligations remain in effect if your current or former directors and officers are found to have committed securities violations.

Sunrise Response:

We respectfully advise the Staff that we believe that the disclosure in the 2006 Form 10-K already addresses this comment. The first sentence of the first paragraph under the referenced Risk Factor states, in applicable part, that “we may have an obligation to indemnify our current and former directors and officers with respect to the pending SEC investigation and pending litigation.” The immediately preceding Risk Factor, as well as Item 3. Legal Proceedings, refer, among other things, to the pending SEC formal investigation and to pending putative securities class action and derivative litigation. Nonetheless, in an effort to be responsive to the Staff comment, in our 2007 Form 10-K we will revise the above-quoted phrase to read as follows: “we may have an obligation to indemnify our current and former directors and officers with respect to the pending SEC investigation and pending putative securities class action and derivative litigation, including potentially for any liability for securities violations resulting therefrom.”
Our failure to comply with financial obligations contained in debt instruments...page 41
3.	Indicate whether you were (as of 12/31/06) and are currently in compliance with the financial covenants highlighted in the risk factor.

Sunrise Response:

At December 31, 2006, Sunrise was in compliance with the debt covenants included in its Bank Credit Facility, as amended. This is disclosed in the last sentence of footnote 13 on page 148 of the Form 10-K for 2006. Exhaustive disclosure was made of the amendments required to maintain compliance due to the delay in completing the Accounting Review and the audit of our 2006 financial statements. There were certain covenants in other debt agreements that Sunrise was not in compliance with. These covenant violations provide certain rights to the debt holders and as a result the related debt was classified as current in the balance sheet as of December 31, 2006. These violations of covenants did not constitute defaults under the related credit agreements as notice of default had not been made to Sunrise by the holders of the debt. The potential for acceleration of debt repayment was considered by management in its analysis of the sufficiency of the Company’s liquidity.

Confidential Treatment Requested by Sunrise Senior Living, Inc.
Item 3. Legal Proceedings, page 48
4.	Specify the “certain actions taken by Mr. Rush [that] were not consistent with the document retention directives issued by the Company.”

Sunrise Response:

We respectfully advise the Staff that we believe that the description of the Rush litigation contained in our 2006 Form 10-K satisfies the applicable disclosure requirements under Item 103 of Regulation S-K. Accordingly, we do not believe that any additional disclosure is required. We note that we recently entered into an agreement with Mr. Rush settling the Rush litigation. We will update our Item 3. Legal Proceedings disclosure in our 2007 Form 10-K to reflect that the lawsuit has been settled.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57
Special Independent Committee Inquiry and Accounting Review, page 59
5.	We note your disclosure on page 60 relating to the Special Independent Committee’s inquiry and findings with respect to certain judgmental accruals and reserves. Please revise to provide a detailed description of each instance of “inappropriate accounting” made during the third quarter of 2003 through the fourth quarter of 2005.

6.	Disclose whether the Special Independent Committee reached any conclusions regarding the underlying reasons for each instance of “inappropriate accounting” including, but not limited to, why such instances were not prevented and why they were not discovered in prior reporting periods.

7.	Please disclose the impact that each instance of “inappropriate accounting” had on the company’s financial statements, including earnings per share, in total and by quarter.

Sunrise Responses:

Because comment nos. 5-7 are related, we have combined our responses to these Staff comments as set forth below.

[***]

Confidential Treatment Requested by Sunrise Senior Living, Inc.
8.	We note that the Special Independent Committee completed the fact-finding part of its investigation relating to allegations of option backdating, real estate accounting errors and insider trading on September 28, 2007. We also note that its fact-finding investigation relating to accruals and reserves concluded on December 20, 2007. Clarify why the Committee’s fact-finding investigations were handled separately and whether the SEIU’s allegations were also the impetus for all fact-finding investigations or whether there were others responsible for prompting any of the Special Independent Committee’s inquiries.

Sunrise Response:

[***]
Accounting for Stock-Based Compensation, page 63
9.	Refer to the last sentence in the fourth paragraph of your sensitivity analysis on page 66. We note that if you had used the highest closing price of your stock within the range, your total stock-based compensation adjustment would have been increased by approximately $25.5 million, pre-tax. We also note that if you had used the lowest closing price of your stock within the range your total restated compensation expense would have increased by $1.6 million. Provide us with the breakdown or composition of these amounts by category (e.g., repricing, cancellation and reissuance; modification; grants to CEO; and other).

Sunrise Response:

We supplementally advise the Staff that the sensitivity analysis on page 66 does not relate to any of the disclosed categories. The sensitivity analysis, if necessary, for each of those categories is disclosed in the respective paragraphs describing the restatement adjustments on pages 64 and 65. The “Sensitivity Analysis” section on pages 65 and 66 relates to grants where we concluded that based on all the evidence available the historical grant date used by the Company was the appropriate measurement date and accordingly no restatement adjustment was required.
Critical Accounting Policies and Estimates, page 67
10.	We refer to your Critical Accounting Policy and Estimate disclosures. You have identified eight areas that you consider to be the most material to the presentation of your financial statements. However, most of the disclosure presented in this section duplicate the description of your accounting policies

Confidential Treatment Requested by Sunrise Senior Living, Inc.
found in the notes to the financial statements and fail to provide greater insight into the quality and variability of information regarding your financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.
We refer to your critical accounting policies for earnings and return on investment in unconsolidated communities, real estate sales, goodwill and guarantees. Based upon your current disclosures, it is not clear which estimates and assumptions in this area are the most critical, and it is not possible for a reader to discern the impact that other reasonable assumptions would have had on your financial condition or operating performance if you had chosen other reasonable alternatives. Revise to describe the significant assumptions and estimates involved in accounting in these areas and specifically clarify why these estimates and assumptions bear a risk of change. Discuss how you arrived at the estimates used, how accurate the estimates and assumptions have been in the past, how much the estimates and assumptions have changed in the past, and whether they are reasonably likely to change in the future. This discussion should include material quantitative information and sensitivity analysis.
Sunrise Response:
We have reviewed our disclosure and determined that our accounting for investments in unconsolidated communities, real estate sales, and capitalization related to development projects does not contain uncertainties involved in applying a principle at a given time or contain variability that is reasonably likely to result from the application of that accounting principle over time. There are not significant assumptions and estimates involved in accounting for these areas and therefore, we have determined that these policies will not be included in Critical Accounting Estimates for 2007.
We will revise the disclosure for the remaining items in our 2007 Form 10-K to describe in more detail the significant assumptions and estimates involved in our critical accounting estimates and the potential impact of changes in those assumptions. We are currently working on the revised disclosure and we will share our planned disclosure with the Staff prior to the filing of our 2007 Form 10-K which we currently anticipate to be by July 31, 2008.
Results of Operations, page 71
Sunrise’s Share of Earnings and Return on Investment in Unconsolidated Communities, page 79

Confidential Treatment Requested by Sunrise Senior Living, Inc.
11.	We note that in 2006 your share of earnings and return on investment in unconsolidated communities represents 107% of your income before provision for income taxes. We note that the increase of $30.2 million was primarily comprised of three ventures recapitalized in 2006. You disclosed in the financial statements that you recorded $47.7 million of return on investment from the ventures recapitalized. In this regard revise to describe the recapitalizations in more detail and quantify the composition of the $47.7 by venture.

Sunrise Response:

In our 2007 Form 10-K, we will revise our MD&A disclosure to include the description of the recapitalizations currently included in footnote 12 on page 145 of Form 10-K for 2006. Specifically, we will add the following language:

“Included in Sunrise’s Share of Earnings and Return on Investment in Unconsolidated Subsidiaries are cash distributions from ventures arising from a refinancing of debt within the ventures. Sunrise first records all equity distributions as a reduction of its investment. Next, Sunrise records a liability if required. Any remaining distribution is recorded in income, provided there is no contractual or implied obligation to support the venture including in our role as general partner.

During 2006, the increase of $30.2 million was primarily comprised of three venture recapitalizations during 2006. In one transaction, the majority owner of two ventures sold their majority interests to a new third party, the debt was refinanced, and the total return on investment to Sunrise from this combined transaction was approximately $21.6 million. In another transaction, the majority owner of a venture sold its majority interest to a new third party, the debt was refinanced, and the total return on investment to Sunrise was $26.1 million.”
Notes to Consolidated Financial Statements
Note 2. Restatement of Consolidated Financial Statements, page 113
Accounting for Reimbursed Expenses, page 118
12.	We refer to your revenue stream “reimbursement contract services,” which is a material component of your operating revenues, and an area included in your restatement of prior periods. We note your explanation on page 118 that “errors occurred in the accumulation of these amounts resulting in an overstatement of the reported costs and related reimbursement of certain operating expenses.” Tell us and disclose the nature of the errors that occurred in this area that overstated the reported costs and related reimbursements and revise similar disclosures in the document accordingly. In addition, EITF 99-19 provides a series of indicators that should be considered in making the determination of gross versus net. This area is a

Confidential Treatment Requested by Sunrise Senior Living, Inc.
matter of judgment based on the relevant facts and circumstances. Revise to disclose how you considered the indicators in EITF 99-19 to determine that reimbursements received for certain costs and expenses should be characterized as revenues.
Sunrise Response:
Sunrise had previously included in “reimbursable contract services” all costs relating to communities under management as opposed to solely those costs for which Sunrise was the primary obligor. The costs included in error were interest expense, real estate taxes, depreciation, ground lease expense, bad debt expense and costs incurred under local area contracts where Sunrise was not the primary obligor. We will include the above wording in our Accounting for Reimbursed Expenses policy in our 2007 Form 10-K.
We considered the indicators in EITF 99-19 in making our determination that revenues should be reported gross versus net as follows:
The company is the primary obligor in the arrangement
Sunrise is the primary obligor for the majority of expenses incurred at the communities, including payroll costs, insurance, and items such as food and medical supplies purchased under national contracts entered into by Sunrise.
The company has general inventory risk (before customer order is placed or upon customer return)
As Sunrise operates in a service industry, general inventory risk is not applicable.
The company has latitude in establishing price
Sunrise as manager is responsible for setting prices paid for the items underlying the reimbursed expenses. In addition, Sunrise is the employer of all community employees and sets pay-scales for its employees.
The company changes the product or performs part of the service
Sunrise performs the management services.
The company has discretion in supplier selection
Sunrise selects the supplier of goods and services to the communities for the national contracts that it enters into on behalf of communities. In addition, as noted above, Sunrise is the employer of all community employees.

Confidential Treatment Requested by Sunrise Senior Living, Inc.
The company is involved in the determination of product or service specifications
Sunrise is responsible for the scope, quality, and extent of the items for which it is reimbursed.
The company has physical loss inventory risk
As Sunrise operates in a service industry, the risk of physical inventory loss is not applicable.
The company has credit risk
Credit risk exists if a company is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is fully collected. This is not applicable as Sunrise operates in a service industry.
Based on these indicators, we have determined that it is appropriate to record revenues gross versus net.
We will revise the disclosure in our 2007 Form 10-K to read as follows:
We considered the indicators in EITF 99-19 in making our determination that revenues should be reported gross versus net. Specifically, Sunrise is the primary obligor for certain expenses incurred at the communities, including payroll costs, insurance, and items such as food and medical supplies purchased under national contracts entered into by Sunrise. Sunrise as manager is responsible for setting prices paid for the items underlying the reimbursed expenses, including setting pay-scales for its employees. Sunrise selects the supplier of goods and services to the communities for the national contracts that it enters into on behalf of communities. Sunrise is responsible for the scope, quality, and extent of the items for which it is reimbursed. Based on these indicators, we have determined that it is appropriate to record revenues gross versus net.
Other Adjustments, page 118
13.	We note that the “Other Adjustments” account for approximately 15% of the total pre-tax adjustment to income. Tell us if any adjustments associated with the judgmental accruals and reserves in which the Special Independent Committee found inappropriate accounting, as discussed on page 59, are included in this adjustment category. It does not appear that they have been addressed in any section of the restatement footnote. Please explain.

Confidential Treatment Requested by Sunrise Senior Living, Inc.
Sunrise Response:
[***]
Note 3. Significant Accounting Policies, page 125
Loss Reserves for Certain Self-Insured Programs, page 129
14.	We note that you used an independent actuary to assist you in estimating the losses and expenses for your self-insured risks and claims under insurance policies issued by SCIC in addition to employee health and dental costs. While you are not required to make reference to this independent actuary, when you do, you should also disclose the name of the expert and include the expert’s consent as an exhibit. Please revise accordingly.

Sunrise Response:

The Company respectfully submits that, pursuant to SEC Rule 436 and Item 601(b)(23) of Regulation S-K, consents of experts are required only in registration statements filed under the Securities Act of 1933 or material incorporated by reference into a previously filed registration statement. Because the Company does not have any registration statements that are currently “effective” the Company does not believe a consent is required with the 2006 Form 10-K. Once the Company files its 2007 Form 10-K and its 2008 Form 10-Qs and any 2007 Form 10-Qs looking back over the preceding 12 months, it will again be able to use its Form S-8 registration statements. For the Staff’s information, in our 2007 Form 10-K, we will replace the sentence “Sunrise records outstanding losses and expenses for all Self-Insured Risks and for claims under insurance policies issued by SCIC based on the recommendations of independent actuaries” with “Sunrise records outstanding losses and expenses for all Self-Insured Risks and for claims under insurance policies issued by SCIC based on management’s best estimate of the ultimate liability after considering all available information, including expected future cash flows, actuarial analyses and advice of its insurance advisors”; thereby eliminating the need for any independent actuary expert’s consent to be filed as an exhibit to the 2007 Form 10-K.
Note 6. Acquisitions, page 134
The Fountains, page 136
15.	We refer to your investment in the unconsolidated venture formed to acquire assets from The Fountains. We note that you provided a liquidity support agreement and also entered into certain credit support arrangements with the venture in which you guaranteed to fund shortfalls between actual net operating income and a specified level of net operating income to the venture.

Confidential Treatment Requested by Sunrise Senior Living, Inc.
Also, you agreed to fund the monthly payment of principal and interest on the Fountains Loan to the lender up to $7 million per year thru 2010. It is unclear to us how you concluded that this entity does not require consolidation in accordance with FIN 46. Please provide us with the following information in your response:
•	a detailed discussion of the factors discussed in paragraph 5 of FIN 46 regarding your determination as to whether this entity is a variable interest entity; and

•	if it was determined to be a VIE, provide us with your analysis supporting your determination that you were not the primary beneficiary.
Sunrise Response:
We supplementally advise the Staff that we performed a thorough review of the provisions of FIN 46(R) and determined that the entity was not a variable interest entity. The Company concluded that the Fountains venture was not a VIE because of the following factors:
•	The total equity at risk is sufficient to permit the venture to finance its activities without additional subordinated financial support. The total equity investment at risk includes only the equity investment in the venture that is reported as GAAP equity in the venture’s financial statements and does not include amounts financed by the venture or other parties (neither member’s equity investment was financed by the venture or by other parties involved with the venture).

•	The Company guaranteed to fund shortfalls between actual net operating income and a specified level of net operating income to the venture and to fund the monthly payment of principal and interest on the loan. Despite the limited guarantees provided by the Company, each member’s equity investment is at risk. We believe that guarantees, both in form and in substance, reflect preferences in the timing and amount of cash to be distributed to each of the venture members and, by design, do not result in a VIE classification of the venture in accordance with paragraph 5(b)(2).

These guarantees are, in essence, a reallocation of the venture’s cash flows between the Company and its venture partner. In structuring the venture, the members could have instead developed complex formulas to provide for the allocation of cash flows in each outcome, but instead provided these guarantees, which are for discrete periods of time intended to provide cash flow support to the venture and its members. The Company ensured that the maximum potential payment to be made under the net operating income guarantee was appropriately

Confidential Treatment Requested by Sunrise Senior Living, Inc.
excluded from the venture member’s at risk equity investment in applying the provisions of FIN 46(R).

Moreover, none of the guarantees cover accumulated return on investment over the life of the project or any residual returns or guarantees of asset value at the end of the project term, which in the FIN 46(R) analysis are shown to be a significant portion of the total return. In addition, these guarantees provide for some means of recovery of the amounts paid or to be paid by the Company.

•	As the venture members must agree on major decisions, each member is considered to have 50% of the vote and because the majority member absorbs more than 50% of the expected losses, the voting rights are not proportional to the expected losses. Quantitatively, the majority member absorbs 59% of the variability and, therefore, we have concluded that this does not constitute substantially all the venture’s activities being conducted on behalf of the majority member as set forth in paragraph 5(c).
16.	We note that you recorded the $12 million paid to the venture as an intangible asset. Please tell us why you believe this to be an intangible asset, rather than an advance to cover the shortfalls or an additional investment in the venture.

Sunrise Response:

The primary reason why Sunrise entered into the Fountains transaction was to obtain the long-term management agreements for 16 communities. Sunrise did not expect to receive repayment of the $12 million, and accordingly, it was not recorded as an advance. As Sunrise’s primary motivation for the transaction was to obtain the long-term management contracts, we determined that it was more appropriate to associate the payment with obtaining the management agreements and amortize the cost over the management contract terms, as opposed to recording it as an additional investment in the venture.
Note 7. Sales of Real Estate, page 137
Deposit Method, page 138
17.	We note that you defer recognition of profit on certain real estate sales because you have guaranteed the buyer’s investment for a limited period of time. Revise to describe in more detail the type of guarantee and time period associated with the guarantees affecting profit recognition.

Sunrise Response:

Confidential Treatment Requested by Sunrise Senior Living, Inc.
We will revise our disclosure in our 2007 Form 10-K for the four sales accounted for under the deposit method as follows:
“Sunrise accounted for the sale of an operating community in 2004 under the deposit method of accounting as Sunrise guaranteed to make monthly payments to the buyer equal to the amount by which a net operating income target exceeded actual net operating income for the community. The guarantee expires on the earlier of (a) the end of any consecutive twelve month period during which the property achieves its net operating income target, or (b) October 31, 2006. The guarantee expired on October 31, 2006. A gain on sale of $4.0 million was recognized in 2006 and no gains were recognized in 2005 or 2004.”
“During 2003, Sunrise sold a portfolio of 13 operating communities and five communities under development for approximately $148.9 million in cash, after transaction costs, which was approximately $21.5 million in excess of Sunrise’s capitalized costs. In connection with the transaction, Sunrise agreed to provide support to the buyer if the cash flows from the communities were below a stated target. The guarantee expires the end of the 18th full calendar month from the date on which all permits and licenses necessary for the admittance of residents has been obtained for the last development property. The last permits were obtained in January 2006 and the guarantee expires in July 2007.”
“During 2003, Sunrise sold three portfolios with a combined 28 operating communities. In connection with the sale, Sunrise was obligated to fund any net operating income shortfall as compared to a stated benchmark for a period of 12 to 24 months following the date of sale. In 2004, Sunrise sold a portfolio of five operating communities. In connection with the sale, Sunrise guaranteed a stated level of net operating income for an 18 month period following the date of sale. These guarantees, in accordance with SFAS 66, require the application of the deposit method of accounting. Sunrise recorded pre-tax gains of approximately $28.3 million, $80.9 million, and $4.5 million in 2006, 2005, and 2004, respectively, as these guarantees expired.”
18.	We note that you sold a portfolio of operating communities and communities under development in 2003 where you guaranteed a return on the buyer’s investment for a limited period of time. For this reason, you have applied the deposit method. Since it appears that the guarantees have not yet expired, tell us how you have determined the amount of the entire gain to be $21.5 million.

Sunrise Response:

As disclosed in the first sentence of the referenced disclosure, “During 2003, Sunrise sold a portfolio of 13 operating communities and five communities under development for approximately $158.9 million in cash, after transaction

Confidential Treatment Requested by Sunrise Senior Living, Inc.
costs, which was approximately $21.5 million in excess of Sunrise’s capitalized costs”.
In our 2007 Form 10-K, we will revise the last sentence of this paragraph to clarify and say “the total amount of cash received, after transaction costs, in excess of our capitalized costs of $21.5 million remains deferred as of December 31, 2006.”
Investments in Unconsolidated Communities, page 144
19.	We note that in 2006 you recorded $47.7 million of return on investment from the recapitalization of debt in three ventures. Tell us the composition of this amount by venture.

Sunrise Response:

We supplementally advise the Staff that the majority owner of Sunrise First Assisted Living Holdings, LLC and Sunrise Second Assisted Living Holdings, LLC sold their majority interests to a new third party and the debt was refinanced in both ventures. The total return on investment to Sunrise from this combined transaction was approximately $21.6 million. In addition, the majority owner of Metropolitan Senior Housing, LLC sold its majority interest to a new third party and the debt was refinanced, resulting in a return on investment to Sunrise of $26.2 million. There were obligations to support the ventures in these transactions, which were appropriately recorded as liabilities.
Note 25. Quarterly Results of Operations, page 174
20.	Describe the aggregate effect and the nature of year-end or other adjustments that were material to the results of the 4th quarter of 2006.

Sunrise Response:

We supplementally advise the Staff of the following significant year-end entries that were material to the results of the 4th quarter of 2006:
1.	Fixed asset impairment in the amount of $14,570,000

2.	Accrual for probable losses under the Fountains income support guarantee of $22,390,000

3.	Accrual for probable losses under German operating deficit guarantees of $50,000,000

4.	Accrual for probable losses under the Fox Hill completion cost guarantee of $17,286,000.

Confidential Treatment Requested by Sunrise Senior Living, Inc.
These amounts are included on pages 77 and 78 in the “2006 Compared to 2005” comparison under “Loss on financial guarantees” and “Impairment of long-lived assets.” See also page 88 for the 4th quarter breakdown.
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We acknowledge the following: (1) that Sunrise is responsible for the adequacy and accuracy of the disclosure in our filings; 2) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or additional comments, please contact me at the number below.
Sincerely yours,
Rick Nadeau
Chief Financial Officer
(703) 744-1662